UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number 0-14680

GENZYME CORPORATION 401(K) PLAN

(Full Title of the Plan)

GENZYME CORPORATION

500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500

(Name, address and telephone number of issuer of the securities held pursuant to the Plan)

Genzyme Corporation 401(k) Plan
Financial Statements and Supplemental Schedule Index

*                    Certain supplemental schedules required by section 2520.103-10 of the U.S. Department of Labor (“DOL”)’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Genzyme Corporation 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Genzyme Corporation 401(k) Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 25, 2010

Genzyme Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value:
Registered investment companies, pooled separate accounts and guaranteed investment contracts	$561,586,869	$377,149,866
Genzyme Common Stock	40,750,531	49,788,566
Participant loans	11,184,784	8,071,206
Total investments	613,522,184	435,009,638
Receivables:
Employee contributions	1,347,795	—
Employer contributions	3,817,406	2,700,591
Other	—	621,290
Total receivables	5,165,201	3,321,881
Net assets available for benefits at fair value	618,687,385	438,331,519
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,285,704)	(1,013,516)

Net assets available for benefits	$616,401,681	$437,318,003

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

2009
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$9,234,390
Net appreciation in fair value of investments	85,735,037
Total investment income	94,969,427

Contributions:
Employee	57,446,178
Employer	37,538,455
Rollovers	2,416,343
Total contributions	97,400,976

Other	285,800
Total additions	192,656,203
Deductions from net assets attributed to:
Benefit payments and withdrawals	(13,224,005)
Participant expenses	(348,520)
Total deductions	(13,572,525)
Increase in net assets available for benefits	179,083,678
Net assets available for benefits:
Beginning of year	437,318,003
End of year	$616,401,681

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan
Notes to Financial Statements

1.                                      Plan Description

The following description of the Genzyme Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan documents for a more complete description of the Plan’s provisions.

General

The Plan, a defined contribution plan pursuant to the authorization of Genzyme Corporation’s (“Genzyme”) Board of Directors (the “Genzyme Board”), was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees. The Plan was established and operates under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and includes a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of eligible employees of Genzyme. The Plan is subject to the provisions of ERISA. Eligible employees of Genzyme and any of Genzyme’s subsidiaries or affiliates that have adopted the Plan may participate in the Plan if they are at least 21 years of age, and are scheduled to complete (or have completed) 1,000 hours of service within an applicable measuring year (“Participants”).

Plan Administration

The Plan is administered by the Genzyme Benefit Plan Committee (the “Committee”), the Plan Administrator as defined by ERISA. The Committee consists of at least three persons who are appointed by the Genzyme Board. The Committee has the authority to determine the eligibility of employees, interpret the Plan provisions and make final decisions in disputes involving the rights of any Participant’s interest in the Plan. The Committee, as the named ERISA fiduciary, also has the responsibility of selecting and monitoring the investment funds under the Plan.

Genzyme retains the powers to amend or terminate the Plan and to perform all functions of a plan sponsor. The Compensation Committee of the Genzyme Board is authorized to perform any acts permitted or required to be performed by the Genzyme Board under the terms of the Plan. The Compensation Committee has delegated to the Committee its authority to adopt certain amendments to the Plan.

Certain operating units of Prudential Financial (“Prudential”) serve as trustee, custodian and recordkeeper of the Plan.

Plan Amendments

The Committee amended and restated the Plan effective January 1, 2009 to update the Plan with amendments issued since the last Amendment and Restatement of the Plan.  From January 1, 2009 to the date of this report, further amendments to the Plan include:

•              the First Amendment to the Plan, adopted on October 14, 2009, which amended:

•                  Article I, to clarify the definition of “Employee”; and

•                  Articles IX, XI, and XVII to permit the addition of one or more group variable annuity contracts as additional investment funds under the Plan;

•              the Second Amendment to the Plan, adopted on December 22, 2009, which amended various sections of the Plan to incorporate additional provisions required by the Pension Protection Act of 2006 (the “PPA”), the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”), and the Heroes Earnings Assistance and Relief Tax Act of 2008 (the “HEART Act”); and

•              the Third Amendment to the Plan, adopted on February 24, 2010, which amended Article IV to provide for the right of a Plan Participant to direct the voting and tendering of shares of Genzyme Common Stock held in his Employer Stock Account under the Plan.

Participants should refer to the Summary Plan Description for a more complete description of the Plan document, as amended.

Investment Options

The following Participant-directed investment options were available to Participants during 2009:

•        Prudential Pooled Separate Accounts:

•                  Dryden S&P 500 Index Fund;

•                  Small Cap Growth/Times Square Fund;

•                  Large Cap Value Fund/LSV Asset Management Fund (sub-advised by LSV Asset  Management);

•                  Mid Cap Value Fund/CRM Fund (sub-advised by Cramer, Rosenthal and McGlynn);

•                  IncomeFlex Select Lifetime Balanced Fund (1);

•                  IncomeFlex Select Lifetime Conservative Growth Fund (1); and

•                  IncomeFlex Select Lifetime Income & Equity Fund (1).

•        Prudential Guaranteed Investment Contract (“GIC”):

•                  Gibraltar Guaranteed Fund (“GGF”).

•        Mutual Funds:

•                  PIMCO Total Return Institutional Fund;

•                  Fidelity Puritan Fund (2);

•                  Thornburg International Value I Fund;

•                  Eagle Mid Cap Stock Fund;

•                  Wells Fargo Advantage Small Cap Value I Fund; and

•                  Growth Fund of America R5.

•        Genzyme Common Stock (3).

(1)             Effective July 31, 2009, this Participant-directed investment option was added to the Plan as a group variable investment option.  This investment option is similar to the other investment options under the Plan except for the requirement that a Participant must be at least age 50 to begin investing.  These funds invest a range from 35% to 65% of assets in stocks with the remainder in bonds.  Through the group variable annuity contracts, these funds provide a lifetime income payment even if the account balance goes to zero.

(2)             This investment seeks income and capital growth consistent with reasonable risk.  The fund invests 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities.  It invests at least 25% of total assets in fixed-income senior securities. The fund also invests in domestic and foreign issuers and invests in Fidelity’s central funds

(3)             Contributions directed by Participants for investment in Genzyme Corporation Common Stock may be invested in short-term investments until the purchase of the shares of stock can be completed.

Generally, reallocation of account balances among Participant-directed investment options and changes in investment elections for future contributions can be requested and processed on a daily basis. Prudential reserves the right to monitor Participants’ investment fund transfer activities to determine whether there are any inappropriate market timing activities.  If Prudential determines that a Participant has engaged in inappropriate market timing, it may restrict his or her ability to make investment transfers in or out of particular funds.

For the Pooled Separate Accounts, in the event of severe economic conditions, Prudential may delay any transfer, distribution, or termination disbursement for a period of up to thirty days if there is a negative cash flow in the fund and Prudential determines that liquidating investments would adversely affect the remaining investors in the fund.  In addition,  for both the Pooled Separate Accounts and the GGF, Prudential may defer any transfers, distributions or termination distributions from the fund if it determines that determination of the value of such transactions is not possible due to any of the following circumstances:

•                                          the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

•                                          an emergency exists as a result of which either disposal of the assets that are underlying investments for the fund is not practical or it is not reasonably practical for Prudential to fairly determine the value of the net assets of the fund; or

•                                          such other periods as the United States Securities and Exchange Commission (the “SEC”) may by order permit for the protection of security holders of a registered investment company that is an underlying investment of the fund.

Employee Contributions

The Plan is a defined contribution plan.  Eligible employees may elect to contribute up to 60% of their eligible compensation to the Plan each year, or a maximum of $16,500.  For 2010, the limit will remain at $16,500 and is subject to cost of living increases (as determined by the U.S. Secretary of Treasury) subsequent to 2010.  Participants who are age 50 or older at the end of the calendar year may make catch-up contributions to the Plan, subject to annual limits. For 2010, the catch-up limit will remain at $5,500 and may be subject to adjustment for cost of living increases (as determined by the U.S. Secretary of the Treasury) subsequent to 2010. Catch-up contributions are not eligible for matching contributions. Changes in withholding percentages are permitted on a pay period to pay period basis. New employees with funds held under a previous employer’s qualified plan are permitted to invest such funds into the Plan. These investments are classified as “rollovers” on the accompanying statement of changes in net assets available for benefits. A Participant’s salary reduction contribution for a plan year may be further limited by the administration rules of the Code if the Participant is considered to be a highly compensated employee within the meaning of the Code.

Employer Contributions

Genzyme makes bi-weekly matching employer contributions equal to 100% of the first 6% of the Participant’s eligible earnings that are contributed as pre-tax contributions.  Genzyme’s contributions were $37,538,455 for the year ended December 31, 2009.

Participants may invest their contributions in increments determined at their own discretion. Employer contributions from Genzyme are invested as directed by the Participants. Under the Plan, if a Participant does not provide direction with respect to the investment of the Participant’s contributions, that Participant’s contributions are automatically invested in Prudential’s GoalMaker® conservative portfolio, an age-appropriate model portfolio comprised of selected current investment options.

Participant and Forfeited Accounts

An individual account is maintained for each of the Plan’s Participants to reflect the Participant’s contributions and the Participant’s share of the Plan’s investment income and the employer’s matching contributions from Genzyme. Investment income or loss is allocated based on the balances of the Participants’ individual accounts, based on the funds in which the accounts are invested. Forfeitures are used to reduce future employer matching contributions from Genzyme. Forfeited matching accounts used to reduce employer contributions from Genzyme were $178,555 during the year ended December 31, 2009.

At December 31, 2009, forfeited accounts totaled $301,490, all of which remain available to offset future employer contributions.  At December 31, 2008, forfeited accounts totaled $118,795.

Vesting

Effective as of January 1, 2006, any Participant who was an employee on January 1, 2006 became fully vested in all contributions made to his account and any employee hired after January 1, 2006 who participates in the Plan is fully vested in all contributions made to his account. Unvested Participants who were no longer employees as of January 1, 2006 will not become fully vested unless:

•       the Participant is rehired (subject to certain restrictions);

•       Genzyme or one of its subsidiaries or affiliates terminates its participation in the Plan, or permanently discontinues its contributions to the Plan, and the Participant is employed by that employer (or in certain circumstances formerly employed by that employer); or

•       the Plan is fully terminated.

Benefits and Withdrawals

Benefits are distributable from the Plan upon a Participant’s:

•       retirement from employment on or after he has attained age 65;

•       termination of employment by reason of permanent disability (as determined by the United States Social Security Administrator under the Social Security Act);

•       termination of employment; or

•       death.

In addition, in-service withdrawals of elective contributions may be made by a Participant who incurs a hardship (as defined in the Plan), and a Participant may apply for an in-service withdrawal of all or a portion of any rollover contributions he has made to the Plan.  Upon attaining age 59½, a Participant may withdraw all or a portion of his vested accounts under the Plan.

Finally, a Participant may apply for a withdrawal of all or any portion of his elective contribution account if he was called to active duty after September 11, 2001, and such tour has a duration in excess of 179 days.

Prior to July 31, 2009, distributions from the Plan were made in the form of a lump-sum payment. Effective July 31, 2009, a Participant can request that any portion of his account invested in group variable annuity contracts be distributed in the form of a partial lump sum payment or periodic installments during a period not to exceed the life expectancy of the Participant or the joint life expectancy of the Participant and his spouse.  In 2009, there were no periodic installment payments made to Participants. Distributions shall be in cash except for the portion of a Participant’s account attributable to contributions in Genzyme stock and any direct investments in Genzyme stock which may be distributed in the form of Genzyme stock, and in the case of any portion of the Participant’s account invested in group annuity contracts, which shall be distributed in the form of an annuity contract, subject to rules of the applicable annuity contract. There are no annuity contracts distributed for the year ended December 31, 2009.

Loans to Participants

Participants may obtain a loan from the Plan collateralized by at least one-half of the Participant’s vested interest in the Plan. The maximum amount a Participant may borrow is the lesser of 50% of his vested account balance or $50,000 (or less if the Participant has outstanding loans under the Plan).  The minimum amount that can be borrowed is $1,000.  Only one loan per Participant may be outstanding at any time.  Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years. However, if the Participant is obtaining the loan to purchase a principal residence, a longer repayment period may be allowed. Under the Plan, the maximum repayment period for a loan used to purchase a principal residence is 20 years, and the loan must be repaid before the Participant’s normal retirement date. Loan transactions are treated as net interfund transfers to or from investment funds, and from or to the Participant loan fund, as applicable. All loans bear interest at the prime rate as posted in the Money Rates section of the Wall Street Journal, unless the Committee determines that a different rate is to be used for a loan or a class of loans. The loan rates are reviewed annually by the Committee.  The interest rates on loans outstanding as of December 31, 2009 and December 31, 2008 ranged between 3.25% and 9.25%. As repayments are made, both principal and interest are added back to the investment funds in which the Participant’s account is invested.

The Plan had Participant loans outstanding of $11,184,784 at December 31, 2009 and $8,071,206 at December 31, 2008.

2.                                      Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

Investment Valuation and Income Recognition

Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market Participants at the measurement date. In determining fair value, the Plan is permitted to use various valuation approaches, including market, income and cost approaches. We are required to follow an established fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

The fair value hierarchy is broken down into three levels based on the reliability of inputs and are described below:

•                  Level 1—These valuations are based on a “market approach” using quoted prices in active markets for identical assets or liabilities that the Plan has access to. Valuations of these products do not require a significant degree of judgment;

•                  Level 2—These valuations are based primarily on a “market approach” using quoted prices in markets that are not very active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency; and

•                    Level 3—These valuations are based on various approaches using inputs that are unobservable and significant to the overall fair value measurement. Certain assets are classified within Level 3 of the fair value hierarchy because they trade infrequently and, therefore, have little or no transparency. The Participant loans of the Plan are valued with Level 3 inputs.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.   In periods of market inactivity, the observability of prices and inputs may be reduced for certain instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

Valuation Methodologies

Descriptions of the valuation methodologies used for assets measured at fair value are as follows:

•                    Pooled separate accounts—Valued at the net asset value of units held by the Plan at year end.  For equity securities, fair value reflects the closing price reported on the applicable active market on which the underlying investments are in equity securities are traded.  Fixed income investments are valued at the fair value of market transactions for comparable securities and various relationships, generally recognized by institutional traders, between securities (which includes consideration of such factors as security prices, yields, maturities and ratings).

•                    GIC—GGF: Valued at the fair market value of the underlying investment in a pooled separate account (see fair value methodology above).

•                    Mutual funds—Valued at the net asset value of shares held by the Plan at year end.

•                    Common stocks—Valued at the closing price reported on the active market on which the individual securities are traded.

•                    Participant loans—Valued at their outstanding balances, which approximates fair value.

As described by Accounting Standards Codification (“ASC”) 946-210-45 through 946-210-55 (formerly referred to as Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans), GICs relating to fully benefit responsive investment contracts held by a defined-contribution plan are to be reported at fair value.  However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the ASC, the statements of assets available for benefits represent the fair value of the Plan’s investment in the GIC and the adjustment from fair value to contract value. The statement of changes in assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. The Plan presents the net appreciation or depreciation in the fair value of its investments in the statement of changes in net assets available for benefits, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Income Recognition

Interest income is recorded, as earned, on an accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions and Benefit Payments

Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made. Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, pooled separate accounts, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that such changes could materially affect Participant account balances, the amounts reported in the statement of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB,  issued Statement of Financial Accounting Standards No., or FAS, 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles.” FAS 168 identifies the FASB Accounting Standards Codification™, or ASC, as the authoritative source of U.S. GAAP. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. FAS 168 is effective for financial statements issued for interim reporting periods ending after September 15, 2009. Therefore, beginning with these financial statements, all references made to U.S. GAAP in the notes to the Plan financial statements now use the new ASC numbering system. The ASC does not change or alter existing U.S. GAAP and, therefore, it does not have an impact on the Plan’s financial statements.  Changes to the ASC are communicated through Accounting Standards Updates, or ASUs.

In April 2009, the FASB issued FASB Staff Position (“FSP”) No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“ASC 820—10-65”).  ASC 820—10-65 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales.  It reaffirms the FAS 157 (“ASC 820”) objective of fair value measurement to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions.  Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.  ASC 820—10-65 is effective for fiscal years ending after June 15, 2009.  The adoption of this guidance did not have a material effect on the Plan’s financial statements.

In May 2009, the FASB issued FAS 165 (“ASC 855-10”) a new accounting standard that requires disclosure in the financial statements to reflect the effects of subsequent events that provide additional information on conditions about the financial statements as of the Statements of Assets Available for Benefits date (recognized subsequent events) and disclosure of subsequent events that provide additional information about conditions after the Statements of Assets Available for Benefits date, if the financial statements would otherwise be misleading (unrecognized subsequent events). The Plan adopted the accounting standard as of December 31, 2009. Events or transactions occurring after December 31, 2009 through the date that the financial statements were issued, have been evaluated in the preparation of the financial statements.

In September 2009, the FASB issued ASU No. 2009-12 which provides amendments to Fair Value Measurements and Disclosures — Overall (ASC Topic 820-10), for the fair value measurement of investments in certain entities that calculate net asset value per share. The update permits as a practical expedient, a reporting entity to measure the fair value of an investment on the basis of the net asset value (“NAV”) per share of the investment if the NAV is calculated in a manner consistent with the measurement principles of Topic 946 “Financial Services — Investment Companies”. The update requires disclosure by major category of investment about the attributes of investments, such as the nature of the restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this update did not have material effect on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06 which amends Fair Value Measurements and Disclosures — Overall (ASC Topic 820-10). This update requires a gross presentation of activities within the Level 3 rollforward and adds a new requirement to disclose transfers in and out of Level 1 and 2 measurements. The update further clarifies the existing disclosure requirements in ASC 820-10 regarding: i) the level of disaggregation of fair value measurements; and ii) the disclosures regarding inputs and valuation techniques. This update will be effective for our fiscal year beginning January 1, 2010 except for the gross presentation of the Level 3 transfers in and transfers out information, which is effective for the current fiscal year. The principal impact from this update will be expanded disclosures regarding our fair value measurements.

3.                                      Fair Value Measurements

The following tables set forth, by level, the Plan’s assets that were accounted for at fair value as of December 31, 2009 and December 31, 2008:

Description	Balance as of December 31, 2009	Level 1	Level 2	Level 3
Prudential Pooled Separate Accounts:
Dryden S&P Index Fund	$56,029,956	$—	$56,029,956	$—
Large Cap Value/LSV Asset Management Fund	49,108,950	—	49,108,950	—
Mid Cap Value/CRM Fund	25,309,192	—	25,309,192	—
Small Cap Growth/Times Square Fund	29,959,387	—	29,959,387	—
IncomeFlex LT Balanced Fund	1,549,973	—	1,549,973	—
IncomeFlex LT Conservative Fund	593,963	—	593,963	—
IncomeFlex LT Income & Equity Fund	7,057	—	7,057	—
Total Prudential Pooled Separate Accounts	162,558,478	—	162,558,478	—
Prudential GIC:
GGF	91,747,218	—	91,747,218	—

Mutual Funds:
Thornburg International Value I Fund	67,834,046	67,834,046	—	—
Growth Fund of America R5	68,719,580	68,719,580	—	—
Eagle Mid Cap Stock Fund	47,197,254	47,197,254	—	—
Fidelity Puritan Fund	42,345,051	42,345,051	—	—
Wells Fargo Advantage Small Cap Value I Fund	33,912,927	33,912,927	—	—
PIMCO Total Return Institutional Fund	47,272,315	47,272,315	—	—
Total Mutual Funds	307,281,173	307,281,173	—	—

Genzyme Common Stock	40,750,531	40,750,531	—	—

Participant Loan Fund	11,184,784	—	—	11,184,784
Total Assets at Fair Value	$613,522,184	$348,031,704	$254,305,696	$11,184,784

Description	Balance as of December 31, 2008	Level 1	Level 2	Level 3
Prudential Pooled Separate Accounts:
Dryden S&P Index Fund	$40,895,059	$—	$40,895,059	$—
Large Cap Value/LSV Asset Management Fund	30,297,598	—	30,297,598	—
Mid Cap Value/CRM Fund	16,885,729	—	16,885,729	—
Small Cap Growth/Times Square Fund	18,110,843	—	18,110,843	—
Total Prudential Pooled Separate Accounts	106,189,229	—	106,189,229	—

Prudential GIC:
GGF	73,809,192	—	73,809,192	—

Mutual Funds:
Thornburg International Value I Fund	42,554,066	42,554,066	—	—
Growth Fund of America R5	41,504,960	41,504,960	—	—
Eagle Mid Cap Stock Fund	32,216,259	32,216,259	—	—
Fidelity Puritan Fund	31,005,487	31,005,487	—	—
Wells Fargo Advantage Small Cap Value I Fund	19,043,897	19,043,897	—	—
PIMCO Total Return Institutional Fund	30,826,776	30,826,776	—	—
Total Mutual Funds	197,151,445	197,151,445	—	—

Genzyme Common Stock	49,788,566	49,788,566	—	—

Participant Loan Fund	8,071,206	—	—	8,071,206
Total Assets at Fair Value	$435,009,638	$246,940,011	$179,998,421	$8,071,206

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2009 were as follows:

Participant Loan Fund
Balance at December 31, 2008	8,071,206
Purchases, issuances and settlements, net	3,113,578
Balance at December 31, 2009	$11,184,784

4.                                      Investment Contracts with Prudential

As described in Note 2, because the GGF is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets that is available for benefits attributable to the GGF. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative fees.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value.

Interest is credited on contract balances using a single “portfolio rate” approach.  Under this methodology, a single interest crediting rate was applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rates are reviewed periodically, but not less than semi-annually, for the GGF.

When establishing interest crediting rates for the GGF, Prudential uses an explicit formula specified in the terms of the Plan’s contract with Prudential for the GGF.  The GGF’s crediting rate has no minimum but can not go below zero.

Average earnings and average crediting rate yields for the GGF in 2009 and 2008 were as follows:

	2009	2008
Average earnings yield	3.47%	4.47%
Average crediting rate yield	4.55%	4.94%

The average earnings yield was calculated by dividing the earnings credited to the Plan on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  The average crediting rate yield was calculated by dividing the earnings credited to the Participants on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  As a result of stable value product construction, no adjustment was required to mediate between the average earnings credited to the Plan and the average earnings credited to the Participants.

Key factors that could influence future average interest crediting rates include, but are not limited to: Participant directed cash flows; changes in interest rates; total return performance of the securities underlying the contract; or default or credit failures of any of the securities, investment contracts, or other investments held in the Plan.

There are certain events not initiated by Participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value.  Specific coverage provided by each GIC may be different from each issuer, and could be found in the individual GIC contracts held by the Plan. Examples of such events include:

•                    the Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended;

•                    full or partial termination of the Plan;

•                involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which could include early retirement incentive programs or bankruptcy;

•                changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers;

•                dissemination of a Participant communication that is designed to induce Participants to transfer assets from this investment option; and

•                events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Committee does not believe that the occurrence of any of the aforementioned events, which could limit the Plan’s ability to transact with the issuer of a GIC at its contract value with Participants, is probable.

5.                                      Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008
GGF (1)	$91,747,218	$73,809,192
Growth Fund of America R5	68,719,580	41,504,960
Thornburg International Value I Fund	67,834,046	42,554,066
Dryden S&P 500 Index Fund	56,029,956	40,895,059
Large Cap Value/LSV Asset Management Fund	49,108,950	30,297,598
PIMCO Total Return Institutional Fund	47,272,315	30,826,776
Eagle Mid Cap Stock Fund	47,197,254	32,216,259
Fidelity Puritan Fund	42,345,051	31,005,487
Genzyme Common Stock	40,750,531	49,788,566
Wells Fargo Advantage Small Cap Value I Fund	33,912,927	19,043,897

(1)   The contract value for the GGF is $89,461,514 at December 31, 2009 and $72,795,676 at December 31, 2008.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value (including investment income and dividends) by a net total of $94,969,427 as follows:

Interest and dividend income:
Pooled separate accounts and GIC	$3,886,028
Registered investment companies	4,848,466
Loan interest	499,896
Total interest and dividend income	9,234,390
Net appreciation (depreciation) in fair value of investments:
Pooled separate accounts	35,556,966
Registered investment companies	63,562,823
Genzyme Common Stock	(13,384,752)
Total net appreciation in fair value of investments	85,735,037
Total investment income	$94,969,427

6.                                      Qualification under the Internal Revenue Code

The IRS determined that the Plan and related trust were designed in accordance with applicable sections of the Code. The most recent favorable determination letter issued to the Plan is dated April 4, 2002.  However, the Committee requested an updated determination letter from the IRS on February 2, 2009.  The Committee has not yet received this letter but expects the IRS’s determination will be favorable.

The Plan has been amended since receiving the determination letter dated April 4, 2002, in accordance with recent tax law changes, including the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), the PPA, WRERA, and the HEART Act, as well as other IRS-required interim amendments.   The Plan administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable provisions of the Code and ERISA. They are also unaware of anything as to the operation of the Plan that would cause the Plan to not be in compliance with the applicable provisions of the Code and ERISA. Therefore, no provision for income taxes is required.

7.                                      Amendment or Termination of the Plan

Genzyme currently intends to continue the Plan, but reserves the right to terminate it at any time or amend it in any manner advisable. In the event of termination, the interests of affected Participants shall become fully vested and cannot be forfeited.  The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance of the Participants’ accounts.  No amendment may adversely affect the vested interests of the Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses). No merger, consolidation, or transfers of assets or liabilities of the Plan may reduce the Participant’s interest accrued to the date of the merger, consolidation, or transfer.

8.                                      Related Parties

Certain plan investments are separate accounts and a GIC managed by Prudential. In addition, as previously described in Note 1, Prudential serves as the trustee, custodian and recordkeeper for the Plan.  As a result, these transactions are deemed to be party-in-interest transactions. During the year ended December 31, 2009, the Plan paid Prudential a total of $348,520 of Participant expenses for transaction fees related to Participant activity, including payments of $249,260 out of the 2009 Allowance (see Note 9) and $99,260 that was paid directly out of Participants’ accounts. These expenses consisted primarily of annual base fees, per Participant charges, transaction charges, loan fees and fees and commissions on the sale or purchase of common stock. Participant loans are also considered party-in-interest transactions.

During the year ended December 31, 2009, the Plan:

•              purchased shares of Genzyme Common Stock in the amount of $6,461,148;

•              sold shares of Genzyme Common Stock in the amount of $2,157,081; and

•              had net investment depreciation of $13,384,752 and $6,917 of Participant expenses related to Genzyme Common Stock.

The total value of the Plan’s investment in Genzyme Common Stock was $40,750,531 at December 31, 2009 and $49,788,566 at December 31, 2008.

9.                                      Administrative Expenses

The Plan provides that operational and administrative expenses of the Plan are generally paid from Plan assets, however, Genzyme, the Plan sponsor, may choose to pay such expenses.  Effective November 15,

2007, in order to assist the Plan with paying its reasonable and actually incurred qualified administrative expenses (“Qualified Expenses”).  Prudential established an account for the Plan on its recordkeeping system into which Prudential makes quarterly deposits based on a percentage of average eligible Plan assets invested in the Plan each year (the “Allowance”).  Prudential invests the Allowance in the default investment fund of the Plan selected by the Committee, as Plan Administrator, until such time as the Committee provides direction to Prudential regarding the disposition or re-investment of the Allowance.  The amounts paid by Prudential can only be used for Qualified Expenses and payment of such expenses must be authorized by the Committee.  Qualified Expenses for the fourth quarter of a Plan year may be paid during the first quarter of the following Plan year. Any unused portion of the Allowance for a year will be allocated on a pro rata basis among active, non-highly compensated Participants, based on their compensation levels. Any administrative expenses incurred by the Plan in excess of the Allowance are paid by Genzyme.

10.                              Settlement Proceeds Relating to Late Trading and Market Timing Activities

The SEC has entered into a number of settlement orders with mutual fund advisers that were involved in late trading and market timing activities which require the establishment of settlement funds to compensate investors in mutual funds who suffered losses as a result of these activities.  The Plan was impacted by the settlement as a result of its inclusion of the PBHG Growth Fund as a mutual fund investment option for the Plan from June 25, 1997 to July 1, 2002.

In July 2007, Prudential, acting as an intermediary between the SEC and Prudential clients that were invested in the mutual funds that suffered losses as a result of the late trading and market timing activities (the “Affected Clients”), received proceeds of approximately $10 million from the SEC settlement fund and began analyzing how the proceeds should be allocated amongst its Affected Clients. In March 2009, Prudential completed its analysis and notified the Plan that its share of the proceeds received from the SEC’s settlement fund, inclusive of interest earned from July 2007 through March 2009, was estimated to be $621,290, which the Plan recorded under the caption “Receivables-Other” in its Statement of Net Assets as of December 31, 2008 and under the caption “Other” in its Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2008.  In accordance with guidance issued by the DOL, in June 2009, the Committee voted to allocate the proceeds to the current Participants on a per capita basis.  Prior to the allocation to Participants, these funds had been held in the GGF and earned interest. In July 2009, Prudential finalized its analysis and notified the Plan that its actual share of the proceeds was $627,285, including $100,526 of interest earned through July 2009, the date on which the funds were allocated to Participants. The Plan’s Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2009 includes $5,995 under the caption “Other,” which represents the additional interest earned on the proceeds in excess of the $621,290 of estimated proceeds that were recorded in 2008.

Genzyme Corporation 401(k) Plan
Schedule H, Item 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Units/Shares	(d) Cost	(e) Current value
*	Prudential Gibraltar Guaranteed Fund	Guaranteed investment contract	3,336,301	**	$89,461,514	***

*	Prudential Dryden S&P 500 Index Fund	Pooled separate account	770,651	**	56,029,956

*	Prudential Large Cap Value/LSV Asset Management	Pooled separate account	3,249,340	**	49,108,950

*	Prudential Mid Cap Value/CRM	Pooled separate account	2,158,334	**	25,309,192

*	Prudential Small Cap Growth/Timessquare Fund	Pooled separate account	1,136,319	**	29,959,387

*	Prudential Income Flex LT Balanced Fund	Pooled separate account	168,145	**	1,549,973

*	Prudential IncomeFlex LT Conservative Fund	Pooled separate account	62,095	**	593,963

*	Prudential IncomeFlex LT Income & Equity Fund	Pooled separate account	693		7,057

	Thornburg International Value I Fund	Mutual fund	2,673,790	**	67,834,046

	Growth Fund of America R5	Mutual fund	2,519,046	**	68,719,580

	Eagle Mid Cap Stock Fund	Mutual fund	2,061,015	**	47,197,254

	Fidelity Puritan Fund	Mutual fund	2,636,678	**	42,345,051

	Wells Fargo Advantage Small Cap Value I Fund	Mutual fund	1,234,095	**	33,912,927

	PIMCO Total Return Institutional Fund	Mutual fund	4,377,066	**	47,272,315

	Genzyme Corporation	Common stock	831,474		40,750,531

	Participant Loan Fund	Loans with interest rates between 3.25% and 9.25% maturing through 2029			11,184,784

		Total			$611,236,480

*                    Denotes party-in-interest.

**             Cost information is not required as investments are Participant-directed.

***      Stated at contract value.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Genzyme Corporation 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME CORPORATION 401(k) PLAN

	By:	Genzyme Benefit Plan Committee

Date: June 25, 2010	By:	/s/ Zoltan A. Csimma
Zoltan A. Csimma
Senior Vice President, Chief Human Resources
Officer of Genzyme Corporation and Member of the
Genzyme Benefit Plan Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of PricewaterhouseCoopers LLP. Filed herewith.